The Contrarian Real Estate Investment Trust

August 9, 2012

United States Securities and Exchange Commission
Washington, D.C.  20549

Via Edgar
Attn:       Mr. Daniel L. Gordon, Accounting Branch Chief
Mr. William Demarest, Staff Accountant

Re:           NetREIT, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 28, 2012
File No. 0-53673

Gentlemen:

Registrant requests the Accounting Staff's comments and guidance regarding Registrant’s responses below to the comments in the Staff’s letter of July 27, 2012 regarding the above-referenced filing on Form 10-K.  Registrant's responses below are presented in the same numbers as the Staff’s comments in that letter.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

1.
The Company will add a disclosure regarding capitalization policies to both our critical and significant accounting policies. However, it should be noted that our expenditures for other than acquisitions are in the form of tenant improvements which generally occur over a very short time frame of a month or less. Substantially all of our acquisitions have been of seasoned properties generally with high occupancy at the time acquired. We have not had any long term construction projects that would result in the capitalization of costs such as interest, real estate taxes or other costs other than the direct costs of the contractor responsible for the small scale tenant improvements.

Liquidity and Capital Resources

Overview, page 67

2.
Since we closed our capital raising activities through our private placement in December 2011, we have been seeking resources to acquire properties through the financing of unencumbered properties. In this discussion we were attempting to disclose how much borrowing capacity we may have through the use of the unencumbered properties. At the time of filing, we did not have any existing agreements with lenders to fund mortgages at our option. We will make this fact clear in future filings.

Consolidated Statements of Cash Flows, Page F-6

3.
In our first quarter filing we added capital expenditures to the description under the caption real estate acquisitions and improvements. Our acquisitions have been disclosed as a part of our real estate assets footnote and our improvements are also separately disclosed in the segment information footnote. However, we will break out these two line item separately in the statement of cash flows in future filings.

Note 1. Organization, page F-7

4.
The Company is a limited partner  in eight partnerships that purchase and leaseback model homes from developers. In considering the consolidation question, the Company first evaluated if these partnerships could  be Variable Interest Entities (“VIEs”) primarily under item one of the definition that follows:

A VIE is an entity meeting one of the following three criteria as elaborated in FASB ASC 810-10 [formerly FIN 46 (Revised)]:

1.
The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

2.	As a group, the equity-at-risk holders lack one of the three following characteristics:

A.	The power to direct the activities of the entity that most significantly impact the entity’s economic performance.

B.	The obligation to absorb the expected losses of the legal entity.

C.	The right to receive the expected residual returns of the legal entity.

3.
The equity investors as a group (a) do not absorb losses or receive residual returns proportionate to their voting rights or (b) the legal entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

We determined that these entities are likely VIEs because they do not have the ability to finance their activities without additional subordinated financial support provided by either the Company or the former general partner, a role subsequently assumed by NetREIT, in the form of guarantees on the mortgage notes payable among other acts.

Also, beyond the VIE consideration, we believe we have voting control with our direct and indirect ownership interests ranging from a low of 65% to a high of approximately 85% and direct the significant activities of these limited partnerships through NetREIT, the parent Company.

We will expand our disclosures in future filings to make it more clear that these entities are considered VIEs and our basis for consolidating them.

Note 2. Significant Accounting Policies

Acquisition of Dubose Model Home Income Funds #3 LTD, Dubose Model Home Income Fund #4 LTD, Dubose Model Home Income Fund #5 LTD and Dubose Model Home Investors Fund #113 (“MH Funds”), page F-11

5.	Purchase price allocation of the Model Home Income funds (“Income Funds”) was determined in accordance with ASC 805-20-30-1 including valuing the noncontrolling interests.

The fair value of the individual real estate assets acquired was estimated based on third party independent appraisals which resulted in aggregate net markdown of approximately $158,000 from their carrying value at November 30, 2010, the date the Company closed the tender, or the acquisition date. (Adjustment 1)

The Company also estimated the fair value of the mortgage notes payable for a mark-to-market and determined that at acquisition date the weighted average interest rate on the mortgage portfolio in the Income Funds was 5.61% and the Company had closed a transaction with the same lender on October 29, 2010 at 5.75%. Using a discount period on these loans of twelve to eighteen months (amount of time assumed that the loans would remain outstanding) resulted in an immaterial difference between the carrying value and the estimated fair value and accordingly, an adjustment was deemed unnecessary.

The only other assets or liabilities with a possible market adjustment was the income funds’ investments in two limited partnerships. The limited partnerships balance sheets consisted of investments in real estate and mortgage notes payable related to these investments. These balance sheet items were considered at or near enough to market values to make any adjustment unnecessary.

The next step taken by management was recording the Company’s investment and removing the selling partners’ investment accounts with the offsetting entry to what we temporarily referred to as an unallocated asset account. (Adjustment 2)

After completing this step, the remaining partners’ investments were re-valued to equal the proportionate share of equity value held by the Company and the other partners. For example, Income Fund #3 had net equity of $1,240,000 and NetREIT’s 74% share was approximately $874,000. Equity at 100% should have been $1,188,000 resulting in a valuation adjustment of approximately $52,000. This was calculated for all three Income Funds. (Adjustment 3)

After completing the valuation adjustments, the unallocated asset accounts had a combined negative value, or negative goodwill, of approximately $1,227,000. In accordance with ASC 805-30-25-2, the negative goodwill was written down to zero giving rise to the Bargain Purchase Gain.  Approximately $872,000 of this adjustment was attributable to NetREIT and approximately $355,000 was attributable to noncontrolling interests. (Adjustment 4)

The adjustments by entity and combined are as follows:

Dubose Model Income Fund #3
	November 30,			Adjustments
	2010		1		2		3		Combined		4		Adjusted
Real estate
Assets		$3,549,238		$(234,238)		$-		$-		$3,315,000	$			$3,315,000

Other assets		1,037,604								1,037,604				1,037,604

Unallocated
Assets						(512,602)		(51,472)		(564,074)		564,074		-
												.
		$4,586,842		$(234,238)		$(512,602)		$(51,472)		$3,788,530		$564,074		$4,352,604

Mortgage
Notes		$2,598,923		$-		$-		$-		$2,598,923		$-		$2,598,923

Other
Liabilities		1,425								1,425				1,425

	-	2,600,348	-	-	-	-	-	-	-	2,600,348	-	-	-	2,600,348

Partners'
Equity		1,986,494		(234,238)		(1,386,865)		(51,472)		313,919		149,028		462,947
NetREIT, Inc.						874,263				874,263		415,046		1,289,309

		1,986,494		(234,238)		(512,602)		(51,472)		1,188,182		564,074		1,752,256

		$4,586,842		$(234,238)		$(512,602)		$(51,472)		$3,788,530		$564,074		$4,352,604

Dubose Model Income Fund #4
	November 30,			Adjustments
	2010		1		2		3		Combined		4		Adjusted
Real estate
Assets		$2,618,157		$139,843		$-		$-		$2,758,000	$			$2,758,000

Other assets		815,631								815,631				815,631

Unallocated
Assets						(813,684)		421,180		(392,504)		392,504		-
												.
		$3,433,788		$139,843		$(813,684)		$421,180		$3,181,127		$392,504		$3,573,631

Mortgage
Notes		$1,997,925		$-		$-		$-		$1,997,925		$-		$1,997,925

Other

	-	1,997,925	-	-	-	-	-	-	-	1,997,925	-	-	-	1,997,925

Partners'
Equity		1,435,863		139,843		(1,648,078)		421,180		348,808		115,710		464,518
NetREIT, Inc.						834,394				834,394		276,794		1,111,188

		1,435,863		139,843		(813,684)		421,180		1,183,202		392,504		1,575,706

		$3,433,788		$139,843		$(813,684)		$421,180		$3,181,127		$392,504		$3,573,631

Dubose Model Income Fund #5
	November 30,			Adjustments
	2010		1		2		3		Combined		4		Adjusted
Real estate
Assets		$3,530,801		$(63,801)		$-		$-		$3,467,000	$			$3,467,000

Other assets		122,206								122,206				122,206

Unallocated
Assets		-				(600,602)		329,864		(270,738)		270,738		-
												.
		$3,653,007		$(63,801)		$(600,602)		$329,864		$3,318,468		$270,738		$3,589,206

Mortgage
Notes		$2,842,287		$-		$-		$-		$2,842,287		$-		$2,842,287

Other

	-	2,842,287	-	-	-	-	-	-	-	2,842,287	-	-	-	2,842,287

Partners'
Equity		810,720		(63,801)		(917,738)		329,864		159,045		90,426		249,471
NetREIT, Inc.						317,136				317,136		180,312		497,448

		810,720		(63,801)		(600,602)		329,864		476,181		270,738		746,919

		$3,653,007		$(63,801)		$(600,602)		$329,864		$3,318,468		$270,738		$3,589,206

Combined
	November 30,			Adjustments
	2010		1		2		3		Combined		4		Adjusted
Real estate
Assets		$9,698,196		$(158,196)		$-		$-		$9,540,000		$-		$9,540,000

Other assets		1,975,441		-		-		-		1,975,441		-		1,975,441

Unallocated
Assets		-		-		(1,926,888)		699,572		(1,227,316)	(A)	1,227,316		-

		$11,673,637		$(158,196)		$(1,926,888)		$699,572		$10,288,125		$1,227,316		$11,515,441

Mortgage
Notes		$7,439,135		$-		$-		$-		$7,439,135		$-		$7,439,135

Other
Liabilities		1,425		-		-		-		1,425		-		1,425

	-	7,440,560	-	-	-	-	-	-	-	7,440,560	-	-	-	7,440,560

Partners'
Equity		4,233,077		(158,196)		(3,952,681)		699,572		821,772		355,164		1,176,936
NetREIT, Inc.		-		-		2,025,793		-		2,025,793	(B)	872,152		2,897,945

		4,233,077		(158,196)		(1,926,888)		699,572		2,847,565		1,227,316		4,074,881

		$11,673,637		$(158,196)		$(1,926,888)		$699,572		$10,288,125		$1,227,316		$11,515,441

(A)	“Negative Goodwill.”
(B)	Bargain purchase gain attributable to the controlling interest (NetREIT, Inc.).

The stock portion of the value ($10.00 per share) was determined based on language in the tender offer documents distributed to the partners for their consideration. Below is an excerpt from one of the tender offer documents.

“The Purchaser is offering to pay (i) XXXX.xx per Unit for each Unit that you tender for Shares (such payment to be in the form of Shares with a fair market value of $10.00 per Share as of the date of this offer to purchase), and (ii) $XXXX.xx per Unit for each Unit that you tender for Cash. Note, however, that if you are not an “accredited investor”, you will only be entitled to receive cash for your Units.”

At the time of the tender offers, the Company was also raising equity capital through sales of its common stock at $10 per share as well.

These transactions were with parties considered to be unrelated to NetREIT or any of its VIEs or other affiliates.

The Company intends to incorporate Staff comments on a prospective basis and, at this time, does not intend to amend previously filed reports as a result of the Staff comments received and the responses thereto.

The registrant acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any legal proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review of this letter and the amended filings, you have additional comments or questions, please contact the undersigned at your convenience.

Very truly yours,

/s/ Kenneth W. Elsberry

KENNETH W. ELSBERRY
CHIEF FINANCIAL OFFICER